DHT Holdings, Inc.
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
Tel: + 44 1534 639759

October 11, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. Justin Dobbie
Ms. Tonya K. Aldave

Re:	DHT Holdings, Inc. Registration Statement on Form F-3 File No. 333-176669

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the registrant DHT Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement filed on Form F-3, as amended (the “Registration Statement”), be declared effective at 4 p.m., Eastern Time, on Thursday, October 13, 2011, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Commission has declared such Registration Statement effective, please call Richard Luft at Cravath, Swaine & Moore LLP at (212) 474-1928, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

Sincerely,

/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer DHT Holdings, Inc.